

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 22, 2013

Via E-mail
Claudia Drago Morante
Chief Legal Officer
Graña Y Montero S.A.A.
Av. Paseo de la República 4667
Surquillo
Lima 34, Peru

> **Re:** **Graña Y Montero S.A.A.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted May 8, 2013**
> **File No. 377-00136**

Dear Ms. Morante:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Market Information, page iv

2. We note your added disclosure that you paid the International Data Corporation for a study referenced in the prospectus as well as Great Place to Work Institute for a market survey referenced in the prospectus. Please either file the written consents of IDC and

Great Place to Work or explain to us why you are not required to do so under Rule 436 of Regulation C and Section 7 of the Securities Act.

Summary Financial and Operating Data, page 14
Selected Financial Data, page 42

3. Please revise your summary financial and operating data, your selected financial data and your columnar presentations within MD&A so that it reads consistently from left to right in the same chronological order as your historical financial statements. Refer to SAB Topic 11:E.

4. Please provide your earnings per share and dividend information. Refer to Part I, Item 4 of Form F-1 and Part I, Item 3.A.2 of Form 20-F.

Risk Factors, page 18

Additional Risks Related to our Infrastructure Business, page 27

We may not be successful in obtaining new concessions, page 28

5. We note your revised disclosure that your results of operations will be adversely affected if your contract with Petroperú S.A. is not extended or renewed. If known, please disclose an estimate of the amount by which you expect your results of operations to be adversely affected upon the expiration of this contract.

Use of Proceeds, page 39

6. We note your response to comment 14 of our letter dated April 19, 2013. Specifically, we note that you plan to use 20% of the net proceeds from this offering for acquisitions. To the extent known, please provide the information required by Item 3.C.3 of Form 20-F.

Management's Discussion and Analysis . . . , page 50

Factors Affecting Our Results of Operations, page 50

Seasonality, page 52

7. We note your response to comment 28 of our letter dated April 19, 2013. In the added disclosure on page 52, you only discuss moderate seasonality in your Infrastructure segment at Norvial and GMP's gas processing plant. Please revise this section to include a description of the cyclicality of your other business segments, particularly the engineering and construction segment. In this regard, we note you refer to the cyclical nature of "some" of your business segments on page vii. Additionally, we note you refer

to the cyclicality of your engineering and construction business on pages 7, 10, 22, 25, and 103.

Critical Accounting Estimates and Assumptions, page 55

8. We note your response to comment 15 of our letter dated April 19, 2013. Please further expand your disclosures of critical accounting estimates and assumptions to include a discussion of the material assumptions you made in arriving at each critical estimate and to also advise an investor of the financial statement impact if actual results differ from the estimate made by management. Please identify all of your critical policies and estimates and expand your discussion to address the following areas for each:

   • Types of assumptions underlying the most significant and subjective estimates;

   • Sensitivity of those estimates to deviations of actual results from management's assumptions; and

   • Circumstances that have resulted in revised assumptions in the past.

   For example, expand your disclosure related to goodwill impairment reviews to include a description of the assumptions that drive the estimated fair value as well as a discussion of the uncertainty associated with the key assumptions. This is not meant to be an all-inclusive list. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov. Please also ensure compliance with IAS 1.122 and IAS 1.125 through 133. Expand your disclosures within Note 2 of your financial statements as well, as applicable.

Percentage of Completion, page 55

9. Estimated contract gains and losses are recognized in full when determined. Please describe the nature of the gains recognized, and with reference to IAS 11, please address the appropriateness of this accounting.

Results of Operations, page 58

10. We note your response to comment 17 of our letter dated April 19, 2013. We note that fluctuations in the value of Nuevo soles, U.S. dollars and other currencies can materially affect your results of operations without giving effect to any underlying change in your business or results of operations. Thus, the change in revenues and expenses from the year ended December 31, 2011 to the year ended December 31, 2012 would be impacted by foreign currency translations. As previously requested, please further enhance your discussion to separately quantify for each period presented the amount of the change in revenues and expenses that is due to foreign currency translations. For example, your disclosure on page 64 regarding the increase in E&C revenues should quantify the

amount of the increase due to foreign currency translation, as well as your current disclosure of the impact that business activities, types of contracts and end-markets had on your E&C revenues.

Liquidity and Capital Resources, page 78

Cash Flow from Operating Activities, page 80

11. We note your response to comment 20 of our letter dated April 19, 2013. As previously requested, please revise your discussion of the changes in operating cash flows for each of the periods presented to explain the reasons for the changes in the underlying working capital components and also quantify the impact of the line item(s) which contributed most to the changes.

Indebtedness, page 81

12. We note your response to comment 23 of our letter dated April 19, 2013. Please disclose the interest rates applicable to the obligations and notes that you renewed, as well as the additional indebtedness that you incurred after December 31, 2012.

Contractual Obligations, page 83

13. We note your response to comment 25 of our letter dated April 19, 2013. Please further revise your table of contractual obligations to present in a separate line item the estimated interest payments on your debt, taking into account the effect of your interest rate swap agreements. Please also enhance footnote (1) to disclose any assumptions you made to derive these amounts.

Infrastructure, page 111

Oil and Gas Production, page 119

Estimated Proved Reserves, page 120

14. We note the reserves disclosure on page 120 in the registration statement on Form F-1, as amended on May 8, 2013, attributes proved natural gas reserve quantities to Blocks I and V. Please tell us if the disclosed reserves quantities for Blocks I and V represent the saleable gas volumes for which you receive revenue based your hydrocarbon extraction service contract with Perupetro. Also tell us why no proved natural gas reserves were previously disclosed for Block V.

15. We note your response to comment 32 of our letter dated April 19, 2013; however, we note a discrepancy between your response and the SEC gas price disclosed on page 121

in your registration statement on Form F-1, as amended on May 8, 2013. Please advise, or revise the gas price in your Registration Statement.

16. We note your registration statement on Form F-1, as amended on May 8, 2013, does not include disclosure of the supplemental oil and gas information required under FASB ASC paragraph 932-235-50-2 of Regulation S-K for publicly traded companies. Your response to comment 33 in our letter of April 19, 2013 indicates the company is continuing to evaluate the application of the disclosures required by FASB Accounting Standards Codification Topic 932 to your oil and gas producing activities. We reissue our prior comment 33 and ask that you tell us what conclusions you have reached pursuant to the requirements for disclosures required in the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas.

17. We note your response to comment 34 of our letter dated April 19, 2013 and your disclosure on page 121 in your amended registration statement on Form F-1. However, please revise your disclosure in Form F-1 to clarify the role of the individuals identified who are associated with the company as either responsible for overseeing other staff of the company or representing the internal staff of reservoir engineers and geoscience professionals who worked closely with the independent petroleum engineers in the preparation of the reserves estimates. Additionally, please expand your disclosure to explain what internal controls the company has in place governing the oversight, review and approval of the reserves estimates as disclosed in the registration statement on Form F-1. As part of this expanded disclosure, please indicate if the company has designated one individual as the technical person primarily responsible for overseeing the preparation of the reserves estimates disclosed in Form F-1.

18. We note your response to comment 35 of our letter dated April 19, 2013 and your disclosure on page 121 in the amended registration statement on Form F-1. We note your disclosure that changes in proved undeveloped reserves were not material because "reserves consumed during 2012 were replenished by reserves derived from 2012 drillings." Please clarify for us the meaning of the terms "consumed" and "replenished" as they relate to the change in proved undeveloped reserve quantities over the last twelve month period ending December 31, 2012. Please note your analysis of the materiality of the change in undeveloped quantities should be based on a comparison of the proved undeveloped reserve quantities as of December 31, 2011 and December 31, 2012 as determined using the requirements set forth in Rule 4-10(a) of Regulation S-X.

Backlog, page 135

19. We note your response to comment 39 of our letter dated April 19, 2013. Please enhance your disclosure with information similar to what you provided in your response letter to clarify why you have not presented backlog for your Real Estate segment, or, in your Infrastructure segment, for your Norvial toll road concession or your Energy line of business.

Compensation of Directors and Executive Officers, page 166

20. We note your response to comment 48 of our letter dated April 19, 2013. In your response, you refer to an employee's voluntary termination. However, in your revised disclosure, you refer to an employee's voluntary retirement. Please revise your disclosure to clarify, if true, that you are not required to provide the specified compensation upon an employee's voluntary termination.

21. We note your response to comment 49 of our letter dated April 19, 2013. As previously requested, please disclose the total amounts, if any, you have set aside or accrued to provide pension, retirement, or similar benefits. Refer to Item 6.B.2 of Form 20-F.

Description of Our Share Capital, page 173

Arbitration, page 176

22. We note your response to comment 53 of our letter dated April 19, 2013. Specifically, we note the added disclosure on page 177 that you "have been advised by [y]our Peruvian Counsel, Muñiz, Ramirez, Perez-Taiman & Olaya Abogados, that the arbitration clause does not apply to claims based on violations of U.S. securities laws in connection with this offering, unless agreed by the parties to a claim." Please revise your disclosure to affirmatively state that the arbitration clause does not apply to these claims, in addition to your disclosure that counsel has confirmed this. Also clarify whether Muñiz, Ramirez, Perez-Taiman & Olaya Abogados has provided its opinion or has only given you its advice, and in either case, please include counsel's written consent to this reference as an exhibit to the registration statement. Additionally, please clarify whether the arbitration clause applies to claims based on violations of U.S. securities laws not in connection with this offering.

Consolidated Financial Statements

Consolidated Statement of Comprehensive Income, page F-5

23. We note your response to comment 61 of our letter dated April 19, 2013. We note that the amounts included in this statement correspond to both controlling and non-controlling interest while the amounts presented in Note 20(d) on page F-73 are only attributable to controlling interest. Please help us understand why you have excluded the amounts attributable to non-controlling interest in Note 20(d). Also, please provide us with a reconciliation of the change in comprehensive income attributable to controlling interest as presented on this statement to your tabular disclosures presented in Note 20(d).

Note 1.b Subsidiaries and Joint Operations, page F-8
Note 2.2.d Joint Operations, page F-13

24. We note your responses to comments 16, 65 and 67 of our letter dated April 19, 2013. We also note the following:

   - On page 58, you indicate that you have joint controlled operations and do not apply the proportional consolidation method, as defined under IFRS 11;

   - On pages 58 and 70, you indicate that prior to your acquisition of control of Stracon GyM, the business operated by Stracon GyM was a joint operation and, accordingly, you proportionately consolidated its results in your financial statements; and

   - On pages 14, 42 and F-13, you indicate that in relation to joint operations, you recognize, in relation to your interest in a joint operation, your assets and liabilities, including your share of any asset or liability held jointly with your partner as well as your share of revenue and expense from the joint operation. You also disclose on pages 14 and F-13 that you reflect the results of your associated companies under the equity method of accounting under the line item "share of the profit and loss in associates" in your income statement.

   With reference to paragraphs 30 and 38 of IAS 31, please revise your disclosures to clarify exactly how you account for joint operations. In addition, please also help us understand how you have complied with the disclosure requirements set forth in IAS 31.54 through 57.

Note 4.1 Critical accounting estimates and assumptions, page F-35

Goodwill impairment reviews, page F-35

25. You disclose that if the Group experiences a significant drop in revenues or a drastic increase in costs or changes in other factors, the fair value of business units might decrease. If management determines the decrease is permanent, the Group will write down goodwill. If true, please clarify that if the decrease in revenues or increase in costs are deemed permanent, those economic factors will be taken into consideration to determine the recoverable amount of your business units and, therefore, goodwill may be deemed to be impaired, which may cause a writedown of goodwill to be necessary.

Note 6.1 Financial instruments by category, page F-49

26. Please clarify in what statement of financial position line item "Financial assets related to the concession agreements" is included.

Note 9 Work in Progress Due From Customers, page F-52

27. We note your response to comment 78 of our letter dated April 19, 2013. It is still unclear what the difference is between the rights receivable amounts as presented in Note 9 and the construction services to be billed amounts as presented in Note 8. Please clarify.

Note 19 Other Provisions, page F-70

28. We note your response to comment 81 of our letter dated April 19, 2013. Please enhance your disclosure with information similar to what you provided in your response letter to clarify why you have created a provision for only 70 wells in Block I and 15 wells in Block V out of approximately 400 wells currently not in production. Please also disclose, if true, you have no obligation with regard to the remaining 315 wells currently not in production.

Exhibit 8.2

29. In the fourth paragraph, counsel states that it "hereby confirms [its] opinion set forth in the Registration Statement under the caption 'Taxation – Peruvian tax considerations.'" However, the first paragraph of the referenced section contains the following statement: "This summary does not purport to be a legal opinion . . . ." Please either have counsel revise the opinion filed as Exhibit 8.2 to include its full tax opinion, or remove the statement from the prospectus stating that the tax summary does not purport to be a legal opinion. Refer to Section III.B of Staff Legal Bulletin No. 19 (CF), available on our website.

Exhibit 10.1

30. Please file the executed version of the credit agreement. Additionally, when filing the executed version of the credit agreement, please include all exhibits and schedules. In this regard, we note you appear to have omitted Schedules 3.01(b) through 5.02(f), the attachments to Exhibits A-1 and A-2, and Exhibits D through G.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Dickerson, Staff Attorney, at (202) 551-3749 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Juan Francisco Méndez (*via e-mail*)
        Simpson Thacher & Bartlett LLP